                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                            Phoenix Technologies Ltd.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    719153108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box | |.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 45 Pages)

------------------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 2 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,774,471
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,774,471
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,774,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 3 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC 20-0870632
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  528,470
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              528,470
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    528,470
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 4 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC 37-1484525
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,302,941
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 5 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C. 13-3937658
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,302,941
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 6 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C. 13-3946794
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  3,302,941
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,302,941
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 7 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,302,941
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,302,941
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 8 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,302,941
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,302,941
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 9 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,302,941
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,302,941
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 10 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,302,941
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,302,941
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,302,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 11 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN MUTCH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  200,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              200,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    200,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 12 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PHILIP MOYER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 13 of 45 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY C. SMITH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 14 of 45 Pages
----------------------                                    ----------------------

         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

Item 2 is hereby amended to add the following:

                  Philip  Moyer  and  Jeffrey  C.  Smith  are  hereby  added  as
Reporting Persons to the Schedule 13D.

                  Philip  Moyer  ("Mr.  Moyer")  is a  nominee  for the Board of
Directors of the Issuer and his principal  occupation is serving Chief Executive
Officer of the  United  States  operations  of  Cassiopae,  S.A.  The  principal business address of Mr. Moyeris c/o Cassiopae, S.A., 174 quai de Jemmapes, 75010
Paris, France. Mr. Moyer is a citizen of the United States of America.

                  Jeffrey C. Smith  ("Mr.  Smith") is a nominee for the Board of
Directors of the Issuer and his principal  occupation is serving as an Executive
Managing Director of Ramius Capital. The principal business address of Mr. Smith is c/o Ramius Capital Group, L.L.C., 666 Third Avenue, 26th Floor, New York, New
York 10017. Mr. Smith is a citizen of the United States of America.

                  No  Reporting  Person has,  during the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).  No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The final  paragraph  of Item 2(a) is hereby  amended  and  restated as follows:

                  Each of the  foregoing is referred to as a "Reporting  Person"
and  collectively  as the  "Reporting  Persons." As of December  29,  2006,  the
Reporting  Persons were the beneficial  owners of, in the  aggregate,  3,502,941
Shares,  representing  approximately 13.8% of the Shares presently  outstanding.
Each of the  Reporting  Persons  is  party  to that  certain  Joint  Filing  and
Solicitation  Agreement,  as  further  described  in  Item 6.  Accordingly,  the
Reporting Persons are hereby filing a joint Schedule 13D.

         Item 4 is hereby amended to add the following:

                  The Reporting  Persons  continue to believe that the Shares of the Issuer are undervalued and in order to maximize  shareholder  value,  Ramius
Capital  continues to be  interested  in  acquiring  the Issuer.  The  Reporting
Persons  are  currently   considering  various  options  available  to  them  as
shareholders,  and in order to preserve their rights and comply with the advance notice  requirements under the Issuer's bylaws, on December 27, 2006,  Starboard delivered  a letter to the Issuer  (the  "Nomination  Letter")  nominating  John
Mutch, Philip Moyer and Jeffrey C. Smith, as set forth therein,  for election to the  Issuer's  Board of  Directors  (the  "Board") at the  Issuer's  2007 annual meeting  of  shareholders,  or any other  meeting of  shareholders  held in lieu

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 15 of 45 Pages
----------------------                                    ----------------------

thereof,  and any  adjournments,  postponements,  reschedulings or continuations thereof (the "2007 Annual Meeting"). A copy of this letter is attached hereto as
Exhibit 6 and is incorporated herein by reference.

         Item 5 is hereby amended and restated as follows:

                  The  aggregate  percentage  of Shares  reported  owned by each person named herein is based upon 25,437,936  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Annual Report on
Form 10-K for the fiscal year ended September 30, 2006 filed with the Securities and Exchange Commission on December 14, 2006.

     A.           Starboard

         (a)      As  of  December  29,  2006,   Starboard   beneficially  owned
2,774,471 Shares.

                  Percentage: Approximately 11.0%

         (b)      1. Sole power to vote or direct  vote:  2,774,471
                  2. Shared  power to vote or direct vote: 0
                  3. Sole power to dispose or direct the  disposition:  2,774,471
                  4. Shared power to dispose or direct the disposition: 0

         (c)      Starboard  did not enter into any  transactions  in the Shares since July 13, 2006.

     B.           Parche

         (a)      As of December 29, 2006,  Parche  beneficially  owned  528,470
Shares.

                  Percentage: Approximately 2.1%

         (b)      1. Sole  power to vote or  direct  vote:  528,470
                  2. Shared  power to vote or direct vote: 0
                  3. Sole power to  dispose  or direct  the  disposition:  528,470
                  4. Shared power to dispose or direct the disposition: 0

         (c)      Parche did not enter into any transactions in the Shares since
July 13, 2006.

     C.           Admiral Advisors

         (a)      As  of  December  29,  2006,  as  the  investment  manager  of
Starboard and the managing member of Parche,  Admiral Advisors may be deemed the beneficial  owner of (i)  2,774,471  Shares owned by Starboard  and (ii) 528,470
Shares owned by Parche.

                  Percentage: Approximately 13.0%

         (b)      1. Sole power to vote or direct  vote:  3,302,941

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 16 of 45 Pages
----------------------                                    ----------------------

                  2. Shared  power to vote or direct vote: 0
                  3. Sole power to dispose or direct the  disposition:  3,302,941
                  4. Shared power to dispose or direct the disposition: 0

         (c)      Admiral  Advisors did not enter into any  transactions  in the
Shares since July 13, 2006.

     D.           Ramius

         (a)      As of  December  29,  2006,  as the  sole  member  of  Admiral
Advisors,  Ramius may be deemed the  beneficial  owner of (i)  2,774,471  Shares owned by Starboard and (ii) 528,470 Shares owned by Parche.

                  Percentage: Approximately 13.0%

         (b)      1. Sole power to vote or direct  vote:  3,302,941
                  2. Shared  power to vote or direct vote: 0
                  3. Sole power to dispose or direct the  disposition:  3,302,941
                  4. Shared power to dispose or direct the disposition: 0

         (c)      Ramius did not enter into any transactions in the Shares since
July 13, 2006.

     E.           C4S

         (a)      As of December 29, 2006, as the managing member of Ramius, C4S may be deemed the  beneficial  owner of (i) 2,774,471  Shares owned by Starboard and (ii) 528,470 Shares owned by Parche.

                  Percentage: Approximately 13.0%

         (b)      1. Sole power to vote or direct  vote:  3,302,941
                  2. Shared  power to vote or direct vote: 0
                  3. Sole power to dispose or direct the  disposition:  3,302,941
                  4. Shared power to dispose or direct the disposition: 0

         (c)      C4S did not enter into any  transactions  in the Shares  since
July 13, 2006.

     F.           Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

         (a)      As of December 29, 2006, as the managing  members of C4S, each of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss  and Mr.  Solomon  may be  deemed  the beneficial  owner of (i)  2,774,471  shares owned by Starboard  and (ii) 528,470
Shares owned by Parche. Each of Messrs.  Cohen, Stark, Solomon and Strauss share voting and  dispositive  power with respect to the Shares owned by Starboard and
Parche by virtue of their  shared  authority to vote and dispose of such Shares.
Messrs.  Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such
Shares.

                  Percentage: Approximately 13.0%

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 17 of 45 Pages
----------------------                                    ----------------------

         (b)      1. Sole  power to vote or direct  vote:  0
                  2. Shared power to vote or direct vote: 3,302,941
                  3. Sole power to  dispose or direct the  disposition:  0
                  4.  Shared power to dispose or direct the disposition: 3,302,941

         (c)      None of Mr. Cohen,  Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares since July 13, 2006.

     G.           Mr. Mutch

         (a)      As of December 29, 2006, Mr. Mutch  beneficially owned 200,000
Shares.

                  Percentage: Less than 1%

         (b)      1. Sole  power to vote or  direct  vote:  200,000
                  2. Shared  power to vote or direct vote: 0
                  3. Sole power to  dispose  or direct  the  disposition:  200,000
                  4. Shared power to dispose or direct the disposition: 0

         (c)      Mr.  Mutch did not enter into any  transactions  in the Shares since July 13, 2006.

     H.           Messrs. Moyer and Smith do not currently  beneficially own any
Shares.

         (d)      No person  other than the  Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such Shares .

         (e)      Not applicable.

         Item 6 is hereby amended to add the following:

                  On December 29, 2006,  the  Reporting  Persons  entered into a
Joint Filing and Solicitation  Agreement in which,  among other things,  (a) the parties  agreed to the joint filing on behalf of each of them of  statements  on
Schedule 13D with respect to the securities of the Issuer to the extent required under  applicable  securities laws, (b) the parties agreed to form the group for the purpose of  soliciting  proxies or written  consents for the election of the persons  nominated by Starboard to the Issuer's Board at the 2007 Annual Meeting
and for the purpose of taking all other actions  incidental to the foregoing and
(c)  Starboard  and Parche  shall  have the right to  pre-approve  all  expenses incurred in connection  with the group's  activities  and agreed to pay directly all such pre-approved  expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the  aggregate  held by each of  Starboard  and
Parche  on the date  hereof.  A copy of this  agreement  is  attached  hereto as
Exhibit 7 and is incorporated herein by reference.

                  Pursuant  to letter  agreements,  Starboard  and  Parche  have agreed to  indemnify  each of  Messrs.  Mutch,  Moyer and Smith  against  claims arising from the  solicitation of proxies from the Issuer's  shareholders at the
2007 Annual Meeting and any related transactions. A form of the letter agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 18 of 45 Pages
----------------------                                    ----------------------

                  Admiral  Advisors  has  agreed to  compensate  each of Messrs.
Mutch and Moyer for being  named as and  serving as  nominees  for  election  as directors of the Issuer pursuant to letter agreements (the "Compensation  Letter
Agreements").  Pursuant  to the  terms of the  Compensation  Letter  Agreements,
Admiral  Advisors  has agreed to pay each such  nominee  $5,000 in cash upon the submission of the Nomination Letter by Starboard to the Company. Upon the filing of a  definitive  proxy  statement  with the SEC relating to a  solicitation  of proxies  in favor of each such  nominee's  election  as a  director  at the 2007
Annual  Meeting,  Admiral  Advisors  has  agreed to allow  each such  nominee to receive a profit  participation  with respect to the sale by Admiral Advisors or its  affiliates,  as the case may be, of the last  $20,000  worth of Shares (the
"Participation  Shares")  beneficially  owned by either Admiral  Advisors or its affiliates, as the case may be, to a third party unaffiliated with any member of the Ramius Group.  Pursuant to the terms of the Compensation  Letter Agreements, each such  nominee  will be  entitled  to  receive a cash  payment  equal to the amount,  if any,  by which the  proceeds  received  by Admiral  Advisors  or its affiliates,  as the case  may be,  from  the  sale of the  Participation  Shares exceeds $20,000 in the aggregate. A form of the Compensation Letter Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference.

         Item 7 is hereby amended to include the following exhibits:

                  6.  Nomination  Letter from  Starboard  to the  Issuer,  dated
                      December 27, 2006.

                  7.  Joint Filing and  Solicitation  Agreement by and among the
                      Reporting Persons, dated December 29, 2006.

                  8.  Form of Indemnification Letter Agreement.

                  9.  Form of Compensation Letter Agreement.

                  10. Power of Attorney for Messrs. Mutch and Moyer.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 19 of 45 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 2, 2007

STARBOARD VALUE AND                          ADMIRAL ADVISORS, LLC
OPPORTUNITY MASTER FUND LTD.                 By: Ramius Capital Group, L.L.C., its
                                             managing member
PARCHE, LLC
By: Admiral Advisors, LLC, its               RAMIUS CAPITAL GROUP, L.L.C.
managing member                              By: C4S & Co., L.L.C.,
                                             as managing member

                                             C4S & CO., L.L.C.

                           By: /s/ Morgan B. Stark
                               ---------------------
                               Name: Morgan B. Stark
                               Title: Authorized Signatory

MORGAN B. STARK

/s/ Morgan B. Stark
----------------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Jeffrey M. Solomon and
Thomas W. Strauss

JEFFREY C. SMITH

/s/ Jeffrey C. Smith
----------------------------------------
Individually and as attorney-in-fact for
John Mutch and Philip Moyer

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 20 of 45 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                         Page
         -------                                                         ----

6.       Nomination  Letter  from  Starboard  to the Issuer,            21 to 34
         dated December 27, 2006.

7.       Joint  Filing  and  Solicitation  Agreement  by and            34 to 37
         among the  Reporting  Persons,  dated  December 29,
         2006.

8.       Form of Indemnification Letter Agreement.                      38 to 40

9.       Form of Compensation Letter Agreement.                         41 to 43

10.      Power of Attorney for Messrs. Mutch and Moyer.                 44 to 45

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 21 of 45 Pages
----------------------                                    ----------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                        C/O RAMIUS CAPITAL GROUP, L.L.C.
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                               December 27, 2006

BY FACSIMILE AND FEDERAL EXPRESS

Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, California 95035
Attn: Corporate Secretary

         Re:      NOTICE OF SHAREHOLDER NOMINATION FOR ELECTION OF DIRECTORS FOR
                  THE  2007   ANNUAL   MEETING   OF   SHAREHOLDERS   OF  PHOENIX
                  TECHNOLOGIES LTD.

DEAR SIR:

         This  letter is  intended  to serve as notice to  Phoenix  Technologies
Ltd., a Delaware corporation ("PTEC" or the "Company"),  as to the nomination by
Starboard Value and Opportunity  Master Fund Ltd., an exempted company organized under the laws of the Cayman Islands ("Starboard"),  of nominees for election to the Board of Directors of PTEC (the "PTEC Board") at the 2007 annual  meeting of shareholders of PTEC, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"2007 Annual Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the "Notice."  Starboard is the  beneficial  owner of 2,774,471  shares of common stock,  $.001 par value per share (the "Common  Stock"),  of PTEC,  1,000 shares  of which are held of  record.  Through  this  Notice,  Starboard  hereby nominates  and notifies you of its intent to nominate  John Mutch,  Philip Moyer and  Jeffrey C. Smith as  nominees  (the  "Nominees")  to be elected to the PTEC
Board at the 2007 Annual Meeting. Starboard believes that the terms of three (3)
Class II directors currently serving on the PTEC Board expire at the 2007 Annual
Meeting.  To the extent that there are in excess of three (3)  vacancies  on the
PTEC Board to be filled by election at the 2007 Annual Meeting or PTEC increases the size of the PTEC Board above its existing size, Starboard reserves the right to  nominate  additional  nominees  to be  elected to the PTEC Board at the 2007
Annual Meeting.  Additional  nominations made pursuant to the preceding sentence are without  prejudice to the position of Starboard that any attempt to increase the size of the current PTEC Board or to reconstitute or reconfigure the classes on which the current  directors  serve  constitutes an unlawful  manipulation of
PTEC's corporate  machinery.  If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees nominated by Starboard at the 2007 Annual Meeting,  or if any  individual  Nominee  shall be unable to serve for any  reason,  this Notice shall continue to be effective  with respect to the remaining  Nominee and as to any replacement Nominee(s) selected by Starboard.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 22 of 45 Pages
----------------------                                    ----------------------

         Below please find information  required by Article I, Section 11 of the
Bylaws  of PTEC,  as  amended  (the  "Phoenix  Bylaws"),  Regulation  14A of the
Securities  Exchange  Act of 1934,  as amended  (the  "Exchange  Act") and other information  concerning  the  Nominees for election as Class II directors at the
2007 Annual Meeting.

         JOHN  MUTCH  (AGE  50) is the  founder  and a  managing  partner  of MV
Advisors,  LLC. In March 2003, Mr. Mutch was appointed to the Board of Directors of Peregrine Systems (NASD:PRGN.PK) ("Peregrine"),  a global enterprise software provider,  to assist  Peregrine and its  management in  development of a plan of reorganization,  which ultimately led to Peregrine's  emergence from bankruptcy.
From August 2003 to December  2005,  Mr.  Mutch  served as  President  and Chief
Executive Officer of Peregrine, during which time he restructured and stabilized
its  business   operations  and  led  Peregrine   through  its   acquisition  by
Hewlett-Packard. From December 1999 through August 2002, Mr. Mutch was the chief executive  officer of HNC  Software,  Inc.  (NASD:HNCS)  ("HNC"),  an enterprise analytics  software  provider.  He also served as president of HNC from May 2001 through  August 2002. Mr. Mutch joined HNC in 1997, and from 1997 to 1999 served in various other senior executive positions, including vice president, marketing and president of HNC Insurance  Solutions.  In 1994, Mr. Mutch founded  MVenture
Holdings,  Inc.,  a private  equity  fund that  invests  in public  and  private technology companies,  which became Mventure Holdings LLC in 2002. From December
1986 to June 1994,  Mr.  Mutch held a variety of executive  sales and  marketing
positions  with  Microsoft  Corporation,   including  director  of  organization
marketing.  Mr. Mutch is currently a director of the San Diego Software Industry
Council.   Mr.  Mutch  served  on  the  Board  of  Directors  of  Brio  Software
(NASD:BRIO),  a developer  of software  products,  from 2002 to 2003.  Mr. Mutch holds a B.S.  from  Cornell  University  and an M.B.A.  from the  University  of
Chicago.  The principal  business address of Mr. Mutch is c/o MV Advisors,  LLC,
420 Stevens Avenue,  Suite 270, Solana Beach, CA 92075. The residential  address of Mr. Mutch is P.O. Box 1590, Rancho Santa Fe, CA 92067. As of the date hereof,
Mr.  Mutch  beneficially  owns  200,000  shares  of  Common  Stock of PTEC.  For information regarding purchases and sales during the past two years by Mr. Mutch in securities of PTEC (without  conceding that any such  information is required to be disclosed in this Notice), please see EXHIBIT A.

         PHILIP  MOYER (AGE 41) is a private  investor and  entrepreneur.  Since
October  2006,  Mr.  Moyer  has been a  shareholder  and  member of the Board of
Directors  of  Cassiopae,  S.A.,  a French  software  company in the  commercial banking  market,  and serves as Chief  Executive  Officer  of its United  States
operations.   From   January   2006  to   August   2006,   Mr.   Moyer   was  an
Entrepreneur-in-Residence  for Safeguard Scientifics,  Inc. (NYSE:SFE) and since
August 2006, he has served on its Information  Technology  Advisory Board.  From
July 2003 to September 2005, Mr. Moyer served as General  Manager,  Professional
Services Industry for Microsoft Corp. (NASD:MSFT) ("Microsoft").  From July 2002
to July 2005,  Mr. Moyer also served as  Microsoft's  General  Manager of Global
Customers, during which time he was responsible for managing worldwide sales and service teams for some of Microsoft's  largest  multi-national  customers.  From
July 1999 to July 2002, Mr. Moyer was General  Manager of  Microsoft's  Services
Organizations (Consulting, Support, Technology Specialists, and Partners) in the
U.S. East Region.  From 1991 to July 1999, Mr. Moyer held a variety of executive and technical  positions with Microsoft.  Prior to joining Microsoft,  Mr. Moyer was the  co-founder  of Orion  Systems  Group,  a software  company  that builds
education  and  government   administration   software.   Mr.  Moyer  began  his
professional career with GE Aerospace as a software engineer.  Mr. Moyer holds a
B.S. in Computer Science from University of Pittsburgh.  The principal  business address of Mr. Moyer is c/o Cassiopae,  S.A., 174 quai de Jemmapes, 75010 Paris,

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 23 of 45 Pages
----------------------                                    ----------------------

France.  The  residential  address of Mr.  Moyer is 1124  Pebble  Spring  Drive,
Berwyn,  PA 19312. As of the date hereof,  Mr. Moyer does not own any securities of PTEC nor has he made any purchases or sales of any  securities of PTEC during the past two years.

         JEFFREY C. SMITH (AGE 34) is an Executive  Managing  Director of Ramius
Capital Group, L.L.C. ("Ramius Capital"),  a private investment management firm, a position he has held since July 2006 and was a Managing  Director from January
2004. Mr. Smith currently heads Ramius  Capital's  Private  Investment in Public
Equity  business and co-heads  Ramius  Capital's  Opportunistic  Value Investing business.  He has been employed by Ramius  Capital since January 1998.  Prior to joining Ramius Capital, he served as Vice President of Strategic Development and
Investor Relations for The Fresh Juice Company, Inc. (NASD:FRSH), a manufacturer and  distributor of fresh  squeezed and frozen fresh squeezed  citrus juices and other  non-carbonated  beverages,  from February  1996 until January 1998.  From
August  1994 until  February  1996,  Mr.  Smith was a  financial  analyst in the
Mergers  and  Acquisitions  Department  at LSG  Advisors,  a division of Societe
General  Securities  Corporation  (now SG Cowen & Co., LLC). Mr. Smith served on the Board of Directors of The Fresh Juice  Company,  Inc.  from April 1996 until
February 1999 and Jotter  Technologies,  Inc., an Internet  infomediary company, from  January 2000 to  September  2000.  Mr. Smith has served as a member of the
Board of Directors of S1  Corporation,  a provider of internet  based  financial services  solutions,  since May 2006.  Mr.  Smith has  served as a member of the
Executive  Committee of  Register.com  (Cayman)  L.P., a provider of domain name registration and internet services,  since December 2005. Mr. Smith is a General
Securities  Registered  Representative.  Mr. Smith  received a B.S. in Economics with  concentrations  in finance and  accounting  from the Wharton School of The
University of Pennsylvania.  The principal  business address of Mr. Smith is c/o
Ramius Capital Group,  L.L.C., 666 Third Avenue,  26th Floor, New York, New York
10017. The residential  address of Mr. Smith is 3 Howard Drive,  Muttontown,  NY
11791. As of the date hereof,  Ramius Capital may be deemed to beneficially  own
3,302,941 shares of Common Stock of PTEC. As of the date hereof,  Mr. Smith does not  beneficially  own any  securities of PTEC nor has he made any purchases and sales of any  securities  of PTEC  during  the past two years.  For  information regarding  purchases  and sales during the past two years by Ramius  Capital and
its  affiliates  in  securities  of  PTEC  (without   conceding  that  any  such
information is required to be disclosed in this Notice), please see EXHIBIT A.

         Starboard and certain other affiliates of Ramius Capital have signed or intend to sign letter agreements  pursuant to which they agree to indemnify each of Messrs.  Mutch,  Moyer and Smith against claims arising from the solicitation of proxies from PTEC's  shareholders  in connection with the 2007 Annual Meeting and any related transactions.

         In addition,  Admiral  Advisors,  LLC, a subsidiary  of Ramius  Capital
("Admiral"),  has signed or intends to sign compensation  letter agreements with each of Messrs.  Mutch and Moyer  pursuant to which  Admiral  agrees to pay each such nominee  $5,000 in cash upon the  submission of this letter by Starboard to
PTEC. Pursuant to such compensation  letter agreements,  Admiral will also agree that upon the filing of a definitive  proxy statement with the SEC relating to a solicitation  of proxies in favor of each such nominee's  election as a director at the 2007 Annual  Meeting,  Admiral  will allow each such nominee to receive a profit  participation  with respect to the sale by Admiral or its  affiliates of the last $20,000 worth of shares of Common Stock of PTEC  beneficially  owned by
Admiral to an unaffiliated third party.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 24 of 45 Pages
----------------------                                    ----------------------

         Ramius  Capital has jointly  filed a Schedule  13D with  respect to the
Common Stock with certain other entities and persons  pursuant to a joint filing agreement.  Mr. Mutch is a member of a Section 13(d) group that includes  Ramius
Capital, Starboard and certain other affiliates of Ramius Capital and is a party to the aforementioned joint filing agreement.  Reference is made to the Schedule
13D  initially  filed on June 15,  2006,  as it has been and may be amended from time to time (the "Schedule  13D"), as filed and to be filed with the Securities and Exchange  Commission (the "SEC"),  for information  regarding other entities that are or may be deemed to be members in a group described therein.

         Other than as stated above, there are no arrangements or understandings between  Starboard  and each Nominee or any other person or persons  pursuant to which the nominations  described  herein are to be made, other than the consents by the  Nominees  to be  named as a  nominee  in this  Notice,  to be named as a nominee  in any  proxy  statement  filed by  Starboard  in  connection  with the solicitation  of PTEC  shareholders  and to serve as a director  of PTEC,  if so elected. Such consents are attached hereto as EXHIBIT B.

         Except as set forth in this Notice (including the Exhibits hereto), (i)
during the past 10 years, no Nominee has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly  beneficially  owns any securities of PTEC;  (iii) no Nominee owns any securities of PTEC which are owned of record but not  beneficially;  (iv) no
Nominee has purchased or sold any  securities of PTEC during the past two years;
(v) no part of the  purchase  price or market  value of the  securities  of PTEC owned by any Nominee is represented by funds borrowed or otherwise  obtained for the purpose of  acquiring  or holding  such  securities;  (vi) no Nominee is, or
within  the  past  year  was,  a  party  to  any   contract,   arrangements   or
understandings  with  any  person  with  respect  to  any  securities  of  PTEC, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits,  or the giving or  withholding  of proxies;  (vii) no  associate of any
Nominee owns  beneficially,  directly or  indirectly,  any  securities  of PTEC;
(viii) no Nominee owns beneficially,  directly or indirectly,  any securities of any parent or subsidiary of PTEC; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of PTEC's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions,  to which PTEC or any of its subsidiaries was or is to be a party,  in which  the  amount  involved  exceeds  $60,000;  (x) no
Nominee or any of his associates has any arrangement or  understanding  with any person with respect to any future employment by PTEC or its affiliates,  or with respect to any future  transactions  to which PTEC or any of its affiliates will or may be a party;  and (xi) no Nominee has a  substantial  interest,  direct or indirect,  by  securities  holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

         THE NAME AND BUSINESS  ADDRESS OF THE SHAREHOLDER  GIVING THE NOTICE IS
AS FOLLOWS:

         Starboard Value & Opportunity Master Fund Ltd USA
         c/o Admiral Advisors, LLC
         666 Third Avenue, 26th Floor
         New York, NY 10017-3066

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 25 of 45 Pages
----------------------                                    ----------------------

         THE CLASS AND  NUMBER  OF  SHARES  OF  COMMON  STOCK  WHICH ARE HELD OF
RECORD,  OWNED  BENEFICIALLY  AND  REPRESENTED  BY PROXY BY  STARBOARD AS OF THE
RECORD DATE AND AS OF THE DATE HEREOF IS AS FOLLOWS:

         The record date for the 2007 Annual  Meeting has not been made publicly available  as of the date hereof.  Starboard  hereby  represents  that it is the beneficial  owner of 2,774,471  shares of Common Stock of PTEC,  1,000 shares of which are held of record.

         ALL OTHER  INFORMATION FOR STARBOARD THAT WOULD BE REQUIRED TO BE FILED
FOR A  PARTICIPANT  IN A  SOLICITATION  SUBJECT TO SECTION 14 OF THE  SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED IS AS FOLLOWS:

         (a) ANY SUBSTANTIAL INTEREST,  DIRECT OR INDIRECT, BY SECURITY HOLDINGS
OR  OTHERWISE,  OF  STARBOARD  IN ANY MATTER TO BE ACTED UPON AT THE 2007 ANNUAL
MEETING:

         Starboard  does not have a  substantial  interest  in any matters to be acted upon at the 2007 Annual Meeting except as otherwise set forth herein.

         (b) STATE WITH RESPECT TO ALL SECURITIES OF THE REGISTRANT PURCHASED OR
SOLD WITHIN THE PAST TWO YEARS,  THE DATES ON WHICH THEY WERE  PURCHASED OR SOLD
AND THE AMOUNT PURCHASED OR SOLD ON EACH SUCH DATE:

         Please see  Exhibit A for  information  regarding  purchases  and sales during the past two years by Starboard in securities of PTEC.

         (c) THE AMOUNT OF  SECURITIES OF PTEC OWNED  BENEFICIALLY,  DIRECTLY OR
INDIRECTLY,  BY EACH OF THE PARTICIPANT'S ASSOCIATES AND THE NAME AND ADDRESS OF
EACH SUCH ASSOCIATE:

Name                          Business Address              Beneficial Ownership
----                          ----------------              --------------------

Parche, LLC                   666 Third Avenue              528,470 shares
                              26th Floor
                              New York, New York 10017

Admiral Advisors, LLC         666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

Ramius Capital Group, L.L.C.  666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

C4S & Co., L.L.C.             666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 26 of 45 Pages
----------------------                                    ----------------------

Peter A. Cohen                666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

Morgan B. Stark               666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

Jeffrey M. Solomon            666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

Thomas W. Strauss             666 Third Avenue              3,302,941 shares
                              26th Floor
                              New York, New York 10017

         Except as set forth in this Notice (including the Exhibits hereto), (i)
during  the past 10  years,  Starboard  has not  been  convicted  in a  criminal
proceeding  (excluding  traffic  violations  or  similar   misdemeanors);   (ii)
Starboard  does not directly or indirectly  beneficially  own any  securities of
PTEC;  (iii)  Starboard  does not own any  securities of PTEC which are owned of record  but not  beneficially;  (iv)  Starboard  has not  purchased  or sold any securities of PTEC during the past two years;  (v) no part of the purchase price or market value of the  securities of PTEC owned by Starboard is  represented by funds  borrowed or  otherwise  obtained  for the purpose of acquiring or holding such  securities;  (vi)  Starboard  is not, nor within the past year has been, a party to any  contract,  arrangements  or  understandings  with any person  with respect  to any  securities  of  PTEC,  including,  but not  limited  to,  joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees  of  profit,  division  of  losses  or  profits,  or  the  giving  or withholding  of proxies;  (vii) no  associate of  Starboard  owns  beneficially, directly or indirectly,  any securities of PTEC;  (viii)  Starboard does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of PTEC;  (ix) neither  Starboard nor any of its  associates  was a party to any transaction,  or series of similar  transactions,  since the beginning of PTEC's last fiscal year, or is a party to any currently proposed transaction, or series of similar  transactions,  to which PTEC or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000;  (x) neither Starboard nor any of its associates has any arrangement or  understanding  with any person with respect to any future employment by PTEC or its affiliates, or with respect to any future transactions to which PTEC or any of its affiliates will or may be a party;  and (xi) Starboard does not have any substantial  interest,  direct or indirect,  by  securities  holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

                                      * * *

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 27 of 45 Pages
----------------------                                    ----------------------
         Please address any  correspondence  to Starboard  Value and Opportunity
Master  Fund  Ltd.,  Attention:  Jeffrey C.  Smith,  telephone  (212)  845-7955, facsimile  (212)  845-7999  and  Owen  S.  Littman,  telephone  (212)  201-4841, facsimile  (212)  845-7995  (with a copy to our counsel,  Olshan  Grundman Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,  New York, New
York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile
(212)  451-2222).  The  giving  of this  Notice  is not an  admission  that  any purported  procedures  for notice  concerning the nomination of directors to the
Board and  submission  of business  proposals are legal,  valid or binding,  and
Starboard reserves the right to challenge their validity.

                                           Very truly yours,

                                           STARBOARD VALUE AND OPPORTUNITY
                                           MASTER FUND LTD.

                                           By: /s/ Mark R. Mitchell
                                               ---------------------------------
                                               Name:  Mark R. Mitchell
                                               Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 28 of 45 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                       TRANSACTIONS IN SECURITIES OF PTEC
                            DURING THE PAST TWO YEARS

        Shares of Common Stock     Price Per                     Date of
          Purchased / (Sold)        Share($)                  Purchase / Sale
          ------------------       --------                   ---------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

            84,000                   5.6000                      11/16/2005
            38,724                   6.0617                      11/18/2005
             6,468                   5.9439                      11/18/2005
            21,000                   6.2378                      11/21/2005
            17,808                   6.2992                      11/28/2005
            12,600                   6.2332                      11/29/2005
             4,200                   6.3506                      11/30/2005
             4,200                   6.3637                       12/1/2005
            117,600                  6.3500                       12/2/2005
             8,400                   6.3500                       12/2/2005
            21,000                   6.9092                      12/12/2005
            42,000                   5.2474                       5/11/2006
            42,000                   5.2497                       5/11/2006
            27,720                   5.2483                       5/12/2006
            32,172                   5.2292                       5/12/2006
            140,868                  5.3694                       5/15/2006
            33,600                   5.2875                       5/15/2006
            32,340                   5.2883                       5/15/2006
            27,048                   5.4610                       5/16/2006
            25,200                   5.4790                       5/17/2006
            22,428                   5.6225                       5/18/2006
            21,000                   5.8289                       5/19/2006
             7,896                   5.4995                       5/22/2006
            21,756                   5.4763                       5/23/2006
            29,736                   5.4223                       5/24/2006
             3,836                   5.5000                       5/25/2006
            52,248                   5.7617                       5/30/2006
            16,800                   5.7825                       5/31/2006
             7,115                   5.7500                       5/31/2006
             8,400                   5.7600                        6/1/2006
             5,325                   5.7500                        6/1/2006
             8,400                   5.7700                        6/1/2006

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 29 of 45 Pages
----------------------                                    ----------------------

            12,432                   5.7454                       6/2/2006
            51,820                   5.7500                       6/5/2006
            46,200                   5.5806                       6/5/2006
            63,355                   5.4857                       6/6/2006
             7,171                   5.6398                       6/7/2006
            25,200                   5.5867                       6/7/2006
            19,271                   5.5876                       6/8/2006
             3,780                   5.6433                       6/9/2006
            25,378                   5.6387                      6/12/2006
            16,800                   5.6500                      6/12/2006
            51,912                   5.6846                      6/13/2006
            20,412                   5.6498                      6/14/2006
            12,600                   5.6800                      6/14/2006
            131,124                  5.7125                      6/15/2006
             8,400                   5.7416                      6/19/2006
             3,482                   5.7500                      6/21/2006
            16,800                   4.0900                      6/22/2006
            71,400                   4.0000                      6/22/2006
            12,600                   3.9500                      6/23/2006
            42,000                   3.9000                      6/23/2006
            51,280                   4.0690                      6/28/2006
             8,400                   4.1300                      6/28/2006
            80,002                   4.1430                      6/29/2006
            35,801                   4.4558                      6/30/2006
            189,000                  4.5500                      6/30/2006
            823,963                  5.1000                      7/13/2006

                                   PARCHE, LLC
                                   -----------

             9,870                   5.7500                       6/5/2006
             8,800                   5.5806                       6/5/2006
           *182,156                  5.5200                       6/6/2006
            12,068                   5.4857                       6/6/2006
             1,366                   5.6398                       6/7/2006
             4,800                   5.5867                       6/7/2006
             3,671                   5.5876                       6/8/2006
              720                    5.6433                       6/9/2006
             4,834                   5.6387                      6/12/2006
             3,200                   5.6500                      6/12/2006
             9,888                   5.6846                      6/13/2006

------------------
* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 30 of 45 Pages
----------------------                                    ----------------------

             3,888                   5.6498                      6/14/2006
             2,400                   5.6800                      6/14/2006
            24,976                   5.7125                      6/15/2006
             1,600                   5.7416                      6/19/2006
              663                    5.7500                      6/21/2006
             3,200                   4.0900                      6/22/2006
            13,600                   4.0000                      6/22/2006
             2,400                   3.9500                      6/23/2006
             8,000                   3.9000                      6/23/2006
             9,768                   4.0690                      6/28/2006
             1,600                   4.1300                      6/28/2006
            15,238                   4.1430                      6/29/2006
             6,819                   4.4558                      6/30/2006
            36,000                   4.5500                      6/30/2006
            156,945                  5.1000                      7/13/2006

                                   JOHN MUTCH
                                   ----------

             55,000                  5.2400                      5/31/2006
             45,000                  5.6400                       6/5/2006
             90,000                  4.0037                      6/23/2006
             10,000                  3.8500                      6/23/2006

                                  PHILIP MOYER
                                  ------------

                                      NONE

                                JEFFREY C. SMITH
                                ----------------

                                      NONE

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 31 of 45 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 32 of 45 Pages
----------------------                                    ----------------------

                                   JOHN MUTCH
                               c/o MV Advisors LLC
                          420 Stevens Avenue, Suite 270
                             Solana Beach, CA 92075
                                                               December 20, 2006

Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, California 95035
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by  Starboard  Value and  Opportunity
Master Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of Phoenix  Technologies Ltd. ("Phoenix") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"),  (ii)  being  named as a  nominee  in any  proxy  statement  filed by
Starboard in connection with the solicitation of proxies or written consents for election  of the  undersigned  at the  Annual  Meeting,  and (iii)  serving as a director of Phoenix if elected at the Annual Meeting.

                                           Very truly yours,

                                           /s/ John Mutch
                                           -----------------
                                           John Mutch

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 33 of 45 Pages
----------------------                                    ----------------------

                                  PHILIP MOYER

                                                               December 22, 2006

Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, California 95035
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by  Starboard  Value and  Opportunity
Master Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of Phoenix  Technologies Ltd. ("Phoenix") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"),  (ii)  being  named as a  nominee  in any  proxy  statement  filed by
Starboard in connection with the solicitation of proxies or written consents for election  of the  undersigned  at the  Annual  Meeting,  and (iii)  serving as a director of Phoenix if elected at the Annual Meeting.

                                           Very truly yours,

                                           /s/ Philip Moyer
                                           -----------------
                                           Philip Moyer

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 34 of 45 Pages
----------------------                                    ----------------------

                                JEFFREY C. SMITH
                        c/o Ramius Capital Group, L.L.C.
                          666 Third Avenue, 26th Floor
                            New York, New York 10017

                                                               December 20, 2006

Phoenix Technologies Ltd.
915 Murphy Ranch Road
Milpitas, California 95035
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by  Starboard  Value and  Opportunity
Master Fund Ltd. ("Starboard") of its intention to nominate the undersigned as a director of Phoenix  Technologies Ltd. ("Phoenix") at the 2007 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"),  (ii)  being  named as a  nominee  in any  proxy  statement  filed by
Starboard in connection with the solicitation of proxies or written consents for election  of the  undersigned  at the  Annual  Meeting,  and (iii)  serving as a director of Phoenix if elected at the Annual Meeting.

                                           Very truly yours,

                                           /s/ Jeffrey C. Smith
                                           --------------------
                                           Jeffrey C. Smith

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 35 of 45 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  stockholders,  direct  or
beneficial,   of  Phoenix   Technologies  Ltd.,  a  Delaware   corporation  (the
"Company");

         WHEREAS,  Starboard  Value and  Opportunity  Master Fund Ltd., a Cayman
Islands  exempted  company  ("Starboard"),   Parche,  LLC,  a  Delaware  limited
liability  company  ("Parche"),   Admiral  Advisors,  LLC,  a  Delaware  limited
liability  company,  Ramius Capital Group,  L.L.C., a Delaware limited liability company ("Ramius Capital"),  C4S & Co., L.L.C., a Delaware limited liability company, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon,
John  Mutch,  Philip  Moyer and  Jeffrey  C.  Smith wish to form a group for the purpose of seeking  representation  on the Board of  Directors of the Company at the 2007 annual meeting of stockholders of the Company,  or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or  continuations  thereof (the "2007 Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

         NOW,  IT IS  AGREED,  this  29th day of  December  2006 by the  parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"),  each of the undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments  thereto,  with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy  and  completeness  of  his/its  own  disclosure  therein,  and  is not responsible for the accuracy and completeness of the information  concerning the other  members,  unless  such  member  knows or has  reason  to know  that  such information is inaccurate.  Ramius Capital or its  representative  shall provide each  member of the Group with  copies of all  Schedule  13D  filings  and other public  filings to be filed on behalf of such  member at least 24 hours prior to the filing or submission thereof.

         2. So long as this  agreement  is in  effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of securities of the Company;
or (ii) any  securities  of the  Company  over which they  acquire or dispose of beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

         3. Each of the undersigned  agrees to form the Group for the purpose of soliciting proxies or written consents for the election of the persons nominated by the Group to the Board of Directors of the Company at the 2007 Annual Meeting
and for the purpose of taking all other actions incidental to the foregoing.

         4.  Starboard  and  Parche  shall  have the  right to  pre-approve  all expenses  incurred in connection  with the Group's  activities  and agree to pay directly all such  pre-approved  expenses on a pro rata basis between  Starboard and Parche based on the number of Shares in the aggregate  beneficially owned by each of Starboard and Parche on the date hereof.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 36 of 45 Pages
----------------------                                    ----------------------

         5. Each of the undersigned agrees that any SEC filing, press release or stockholder  communication  proposed  to be made or  issued  by the Group or any member of the  Group in  connection  with the  Group's  activities  set forth in
Section 4 shall be first  approved by Ramius  Capital,  or its  representatives, which approval shall not be unreasonably withheld.

         6. The  relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

         7. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         8. In the event of any dispute  arising out of the  provisions  of this
Agreement or their  investment in the Company,  the parties  hereto  consent and submit to the  exclusive  jurisdiction  of the Federal  and State  Courts in the
State of New York.

         9. Any party  hereto  may  terminate  his/its  obligations  under  this
Agreement on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

         10. Each party  acknowledges  that Olshan shall act as counsel for both the Group and Ramius Capital and its affiliates  relating to their investment in the Company.

         11. Each of the  undersigned  parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii)
under the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 37 of 45 Pages
----------------------                                    ----------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND                        ADMIRAL ADVISORS, LLC
OPPORTUNITY MASTER FUND LTD.               By: Ramius Capital Group, L.L.C., its
                                           managing  member
PARCHE, LLC
By: Admiral Advisors, LLC, its             RAMIUS CAPITAL GROUP, L.L.C.
managing member                            By: C4S & Co., L.L.C.,
                                           as Managing Member

                                           C4S & CO., L.L.C.

                           By: /s/ Morgan B. Stark
                               -------------------
                               Name: Morgan B. Stark
                               Title: Authorized Signatory

/s/ Morgan B. Stark
--------------------
MORGAN B. STARK

Individually and as attorney-in-fact for Peter A.
Cohen, Jeffrey M. Solomon and Thomas W. Strauss

/s/ Jeffrey C. Smith
--------------------
JEFFREY C. SMITH

Individually and as attorney-in-fact for John Mutch
and Philip Moyer

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 38 of 45 Pages
----------------------                                    ----------------------

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                   PARCHE, LLC
                            C/O ADMIRAL ADVISORS, LLC
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                               December __, 2006

[NAME OF NOMINEE]
[ADDRESS]
[ADDRESS]

                    Re:     PHOENIX TECHNOLOGIES LTD.

Dear Mr. _________:

         Thank you for  agreeing to serve as a nominee for election to the Board of Directors of Phoenix  Technologies  Ltd.  ("Phoenix") in connection  with the proxy  solicitation  that Starboard Value and  Opportunity  Master Fund Ltd. and
Parche,  LLC (collectively,  the "Ramius Group") are considering  undertaking to nominate and elect  directors at Phoenix's 2007 annual meeting of  stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments,
postponements,   reschedulings  or  continuations  thereof  (the  "Ramius  Group
Solicitation").  Your  outstanding  qualifications,  we  believe,  will  prove a valuable  asset to Phoenix  and all of its  stockholders.  This  letter will set forth the terms of our agreement.

         The  members  of the  Ramius  Group  agree  to  jointly  and  severally indemnify  and hold you  harmless  against  any and all  claims  of any  nature, whenever  brought,  arising from the Ramius Group  Solicitation  and any related transactions,  irrespective of the outcome; PROVIDED, however, that you will not be entitled to  indemnification  for claims arising from your gross  negligence, willful  misconduct,  criminal  actions or material  breach of the terms of this agreement;  PROVIDED FURTHER, that this indemnification agreement and all of the
Ramius  Group's  obligations  hereunder  shall  terminate  upon your  becoming a director  of  Phoenix.  This  indemnification  will  include any and all losses, liabilities,  damages, demands, claims, suits, actions,  judgments, or causes of
action,  assessments,   costs  and  expenses,   including,  without  limitation,
interest,  penalties,  reasonable  attorneys'  fees,  and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation,  commenced or threatened,  any civil,  criminal,  administrative  or arbitration  action,  or any claim  whatsoever,  and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or  incurred  or suffered  by you,  directly  or  indirectly,  as a result of or arising from the Ramius Group Solicitation and any related transactions (each, a
"Loss").

         In the event of a claim against you pursuant to the prior  paragraph or the  occurrence of a Loss, you shall give the Ramius Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Ramius Group shall not  relieve  us from any  liability  which we may have on account of this

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 39 of 45 Pages
----------------------                                    ----------------------

Agreement,  except to the extent we shall have been prejudiced by such failure).
Upon  receipt of such  written  notice,  the Ramius  Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition,  you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Ramius Group may not enter into any settlement of loss or claim without your consent unless such settlement  includes a release of you from any and all liability in respect of such claim.

         You hereby  agree to keep  confidential  and not disclose to any party, without  the  consent of the Ramius  Group,  any  confidential,  proprietary  or non-public  information  (collectively,  "Information") of the Ramius Group, its affiliates  or  members  of its  Schedule  13D group  which you have  heretofore obtained or may obtain in connection  with your service as a nominee  hereunder.
Notwithstanding  the foregoing,  Information  shall not include any  information that is publicly disclosed by the Ramius Group, its affiliates or members of its
Schedule  13D  group or any  information  that you can  demonstrate  is now,  or hereafter  becomes,  through no act or  failure  to act on your part,  otherwise generally known to the public.

         Notwithstanding  the foregoing,  if you are required by applicable law, rule,  regulation  or legal  process to disclose any  Information  you may do so provided  that you first  promptly  notify the  Ramius  Group so that the Ramius
Group or any member  thereof may seek a  protective  order or other  appropriate remedy or, in the Ramius  Group's sole  discretion,  waive  compliance  with the terms of this  Agreement.  In the event that no such  protective  order or other remedy is obtained or the Ramius Group does not waive  compliance with the terms of this Agreement,  you may furnish only that portion of the  Information  which you are  advised  by counsel is legally  required  to be so  disclosed  and will exercise  reasonable  efforts to obtain  reliable  assurance  that  confidential treatment will be accorded such Information.

         All Information,  all copies thereof, and any studies,  notes, records, analysis,  compilations  or other  documents  prepared  by you  containing  such
Information,  shall be and remain the property of the Ramius Group and, upon the request of a representative  of the Ramius Group, all such information  shall be returned  or,  at the  Ramius  Group's  option,  destroyed  by  you,  with  such destruction confirmed by you to the Ramius Group in writing.

         You  hereby  agree  to  comply  with all  applicable  laws,  rules  and regulations in performing any services hereunder, as a nominee or otherwise.

         This letter agreement shall be governed by the laws of the State of New
York, without regard to the principles of the conflicts of laws thereof.

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 40 of 45 Pages
----------------------                                    ----------------------

         If you agree to the foregoing terms, please sign below to indicate your acceptance.

                                           Very truly yours,

                                           STARBOARD VALUE AND OPPORTUNITY
                                           MASTER FUND LTD.

                                           By:
                                               ---------------------------------
                                               Name:
                                               Title: Authorized Signatory

                                           PARCHE, LLC

                                           By: Admiral Advisors, LLC, its managing member

                                           By:
                                               ---------------------------------
                                               Name:
                                               Title: Authorized Signatory

ACCEPTED AND AGREED:

---------------------------
[NAME OF NOMINEE]

----------------------                                    ----------------------
CUSIP No. 719153108                   13D                    Page 41 of 45 Pages
----------------------                                    ----------------------

                              ADMIRAL ADVISORS, LLC
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                        December __, 2006

[NAME OF NOMINEE]
[ADDRESS]
[Address]

Dear Mr. _________:

         This  letter  sets  forth  our  mutual   agreement   with   respect  to
compensation  to be paid to you for your  agreement  to be named  and serve as a nominee  of a  group  of  investors  (the  "Ramius  Group"),  including  Admiral
Advisors,  LLC, a subsidiary of Ramius Capital Group,  L.L.C.  ("Admiral"),  for
election as a director  of Phoenix  Technologies  Ltd.  (the  "Company")  at the
Company's  2007  annual  meeting  of  stockholders,  or  any  other  meeting  of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

         1.  CASH  PAYMENT;  PROFIT  PARTICIPATION.  In  consideration  of your agreement to be named and serve as nominee of the Ramius Group for election as a director of the Company at the Annual  Meeting,  the undersigned  hereby  agrees to (i) pay you $5,000 in cash upon the
              Ramius Group submitting a letter to the Company nominating you for election  as a director of the  Company  (with such  payment to be made  as  soon as  reasonably  practicable  after  you  have  been nominated)  and  (ii)  in the  event  the  Ramius  Group  files  a definitive  proxy statement with the U.S.  Securities and Exchange
              Commission (the "Proxy  Statement")  relating to a solicitation of proxies in favor of your  election as a director of the Company at the Annual  Meeting  (the date of such  filing  being  hereinafter referred to as the "Proxy Filing Date"), to allow you to receive a profit  participation  with  respect to the sale by Admiral or its affiliates,  as the case  may be,  of the  last  $20,000  worth of shares of the Company's common stock (the "Participation  Shares")
              beneficially  owned by Admiral to a third party  unaffiliated with any member of the Ramius Group. The number of Participation Shares shall be  determined  by dividing  $20,000 by the closing price of the  Company's  common  stock on the Proxy Filing Date (the "Proxy
              Date Closing Price").  Your profit participation shall entitle you to receive a cash  payment  equal to the amount,  if any, by which the proceeds  received by Admiral or its  affiliates,  as the case may be, from the sale of the Participation  Shares exceeds $20,000 in the aggregate (the "Contingent Payment").

         2.   RIGHTS AS A  STOCKHOLDER.  Your  right to receive  the  Contingent
              Payment  shall not entitle you to any rights as a  stockholder  of the Company,  including,  without limitation, any voting rights or disposition rights with respect to the Participation Shares.

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CUSIP No. 719153108                   13D                    Page 42 of 45 Pages
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         3.   FORFEITURE  OF PROFIT  PARTICIPATION.  The profits  related to the
              Participation Shares will be paid to you in all circumstances upon and subject to the sale of the Participation  Shares except (i) if you are not named in the Proxy  Statement or if you withdraw  your consent to serve as a director  nominee of the Ramius  Group after the  filing  of  the  Proxy  Statement,  (ii)  if  elected  to the
              Company's Board of Directors,  you voluntarily cease to serve as a director  of the  Company  prior to the  expiration  of your term,
              (iii)  if  you  are  in  breach  of  your  obligations  under  the indemnification agreement between us.

         4.   NON-TRANSFERABILITY.  Your  right to the  profits  related  to the
              Participation Shares is non-transferable.

         5.   ENTIRE AGREEMENT.  AMENDMENT.  This letter agreement  contains the entire  agreement  between you and the  undersigned and supersedes other oral and written  agreements  previously entered into by you and the  undersigned  concerning  the same  subject  matter.  This letter  agreement  may be  modified  or  rescinded  only  with the written consent of both parties.

         6.   GOVERNING  LAW. The  validity,  interpretation,  construction  and performance of this letter agreement shall be governed by the laws of the State of New York,  without  regard  to its  principles  of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the  jurisdiction  of the New York State and United States courts located in New York County,  New York for the  resolution  of any  disputes  hereunder  and agree that venue shall be proper in any such court notwithstanding any principle of forum non  conveniens  and that  service of process on the parties hereto in any  proceeding in any such court may be effected in the manner  provided  herein for the giving of  notices.  The  parties hereto waive trial by jury in respect of any such proceeding.

         7.   BINDING EFFECT.  This letter agreement shall bind and inure to the benefit of you and your heirs,  successors and assigns. If Admiral transfers  all of the  Company's  common  stock  owned by it to an affiliate,  Admiral,  as a  condition  thereof,  shall  cause such affiliate to assume the  obligations  of Admiral under this letter agreement.

         8.   COUNTERPARTS.   This   letter   agreement   may  be   executed  in
              counterparts,  each of which shall be deemed an original,  and all of  which,  taken  together,  shall  constitute  one and the  same instrument.

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CUSIP No. 719153108                   13D                    Page 43 of 45 Pages
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                                           ADMIRAL ADVISORS, LLC

                                           By:
                                               ---------------------------------
                                               Name:
                                               Title:

Accepted and Agreed to:

---------------------------
[NAME OF NOMINEE]

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CUSIP No. 719153108                   13D                    Page 44 of 45 Pages
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                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints Jeffrey C. Smith signing singly, the undersigned's true and lawful  attorney-in-fact  to take any and all action in connection  with (i)
the  undersigned's  beneficial  ownership of, or  participation  in a group with respect to, securities of Phoenix  Technologies Ltd. (the "Company") directly or indirectly  beneficially  owned by Ramius  Capital Group,  L.L.C.  or any of its affiliates (collectively, the "Ramius Group") and (ii) the proxy solicitation of the Ramius Group to elect the Ramius  Group's slate of director  nominees to the board of directors of the Company at the 2007 annual meeting of  shareholders of the Company (the "Solicitation").  Such action shall include, but not be limited to:

         1.  executing  for and on behalf of the  undersigned  all Schedules 13D required to be filed under Section 13(d) of the Securities  Exchange Act of 1934
(the  "Exchange   Act")  and  the  rules   thereunder  in  connection  with  the
undersigned's  beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

         2. executing for and on behalf of the  undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Securities  Exchange Act of 1934 and the  rules  thereunder  in  connection  with  the  undersigned's  beneficial ownership  of, or  participation  in a group with respect to,  securities of the
Company or the Solicitation;

         3. executing for and on behalf of the  undersigned all Joint Filing and
Solicitation  Agreements or similar documents  pursuant to which the undersigned shall agree to be a member of the Ramius Group;

         4.  performing  any and all acts for and on behalf  of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such form with the United States  Securities  and Exchange  Commission  and any stock exchange or similar authority; and

         5. taking any other action of any type  whatsoever in  connection  with the Solicitation,  including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned,  it being understood that the documents executed by such  attorney-in-fact on behalf of the undersigned pursuant to this
Power of  Attorney  shall be in such  form and  shall  contain  such  terms  and conditions  as such  attorney-in-fact  may  approve  in such  attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

         This Power of Attorney  shall remain in full force and effect until the undersigned is no longer a member of the Ramius Group unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

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CUSIP No. 719153108                   13D                    Page 45 of 45 Pages
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         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 29th day of December 2006.

                                           /s/ John Mutch
                                           -------------------------------------
                                           JOHN MUTCH

                                           /s/ Philip Moyer
                                           -------------------------------------
                                           PHILIP MOYER